
February 4, 2011

Mr. James Russell Reger
Chief Executive Officer
Voyager Oil & Gas, Inc.
2812 1st Avenue North, Suite 506
Billings, Montana 59101

> **Re:** **Voyager Oil & Gas, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-3**
> **Filed January 19, 2011**
> **File No. 333-166402**

Dear Mr. Reger:

We have reviewed your two letters dated January 18, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-3

General

1. We note your response to comment 5 from our letter to you dated January 6, 2011. Please confirm that you will file the amended Form 8-K no more than two business days after the date that the Form S-3 registration statement has been declared effective.

Management, page 41

2. We note your response to comment 9 from our letter to you dated January 6, 2011. Please further revise Mr. Lahti's sketch to identify the four publicly traded companies for which he is serving or has served as director, or disclose that none of the directorships took place during the past five years. Refer to Item 401(e)(2) of Regulation S-K. Also clarify the new reference to the time periods you provided for Mr. Sherman's service at Deloitte.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas F. Steichen, Esq.
Fredrikson & Byron, P.A.
Facsimile No. (612) 492-7077